SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): MARCH 10, 2008

THE ARISTOTLE CORPORATION
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE	0-14669	06-1165854
(STATE OR OTHER JURISDICTION OF INCORPORATION)	(COMMISSION FILE NUMBER)	(I.R.S. EMPLOYER IDENTIFICATION NO.)

96 CUMMINGS POINT ROAD, STAMFORD, CONNECTICUT
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

06902
(ZIP CODE)

(203) 358-8000
(REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

The Aristotle Corporation (the "Company") has entered into Amendment No. 1 to Credit Agreement with JPMorgan Chase Bank, N.A. (successor by merger to Bank One, NA) and Johnson Bank pursuant to which, among other things, the term of the Company's existing $45 million revolving credit facility has been extended through January 31, 2013.

The Company's obligations under the credit facility, as amended by the Amendment, continue to be collateralized by certain accounts receivable, inventories, and property, plant and equipment, and shares of a certain subsidiary's outstanding capital stock and ownership interests of certain subsidiary limited liability companies. The Company remains subject to various financial and operating covenants, including, among other things, requirements to maintain certain financial ratios and restrictions on additional indebtedness, common stock dividend payments, capital disposals and intercompany management fees. Interest payable under the credit facility will adjust with changes in market rates and the Company's financial performance.

Item 2.02 Results of Operations and Financial Condition.

On March 11, 2008, the Company issued a press release announcing financial results for the quarter and the year ended December 31, 2007, a copy of which is attached as Exhibit 99.1.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(d) On March 10, 2008, the Company's Board of Directors was increased in size from eight members to nine members. W. Phillip Niemeyer, the Company's Executive Vice President and President-Nasco Division, was duly appointed to fill the newly-created vacancy. Mr. Niemeyer will hold office as a director until the next annual meeting of the Company's stockholders and until his successor shall be elected and shall qualify, or until his earlier resignation or removal. Mr. Niemeyer will receive no compensation from the Company for his service as a director.

Item 7.01 - Regulation FD Disclosure.

On March 11, 2008, the Company issued a press release announcing the declaration of dividends on its Series I Preferred Stock and Series J Preferred Stock, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit 99.1 - Press release of The Aristotle Corporation, dated March 11, 2008.

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, unless expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ARISTOTLE CORPORATION
(Registrant)

By: /s/ H. William Smith

Name: H. William Smith
Title: Vice President, General Counsel
and Secretary

Date: March 11, 2008

Exhibit 99.1 Press release issued March 11, 2008.

Exhibit 99.1

For Immediate Release   News Release
Contacts:
Bill Smith or Dean Johnson
The Aristotle Corporation
Phone: (203) 358-8000 or (920) 563-2446
Fax: (203) 358-0179 or (920) 563-0234
wsmith@ihc-geneve.com
int@enasco.com

The Aristotle Corporation Announces Fourth Quarter and Calendar 2007 Results, Extends Long-Term Credit Facility and Declares Semi-Annual Preferred Dividends

Stamford, CT, March 11, 2008 - The Aristotle Corporation (NASDAQ: ARTL; ARTLP) announced today the following:

Results for Quarter and Calendar Year ended December 31, 2007

For the calendar year ended December 31, 2007, net sales increased 4.2% to $211.6 million from $203.0 million for the calendar year ended December 31, 2006, and earnings before income taxes increased 14.0% to $35.1 million from $30.8 million. For the quarter ended December 31, 2007, net sales increased 5.1% to $43.6 million from $41.5 million for the quarter ended December 31, 2006, and earnings before income taxes increased 43.0% to $5.6 million from $3.9 million. Earnings before income taxes for the quarter and calendar year ended December 31, 2006 were unfavorably impacted by approximately $1.0 million of pension expense principally incurred as a result of a partial settlement of benefit obligations in 2006.

Net earnings applicable to common stockholders for the calendar year ended December 31, 2007 were $14.9 million, or $.84 per diluted common share, compared to $15.2 million, or $.87 per diluted common share (including $5.5 million, or $.31 per diluted common share, related to additional deferred tax benefits recorded through reductions of the deferred tax asset valuation allowance from greater than expected utilization of Federal net operating tax loss carryforwards ("NOLs")), for the calendar year ended December 31, 2006. Net earnings applicable to common stockholders for the quarter ended December 31, 2007 were $3.1 million, or $.17 per diluted common share compared to $4.5 million, or $.26 per diluted common share (including $4.7 million, or $.27 per diluted common share, related to additional deferred tax benefits recorded through reductions of the deferred tax asset valuation allowance from greater than expected utilization of NOLs), for the quarter ended December 31, 2006.

The reported net earnings are shown after deduction for Federal, state and foreign income tax provisions. Approximately $6.3 million in deferred income tax expense in the quarter ended December 31, 2006 relates to the non-cash charge for utilization of NOLs. For the calendar years ended December 31, 2007 and 2006, respectively, $1.3 million and $14.2 million of the reported deferred income tax expense relate to current year NOL utilization. The NOL utilization for the reported quarters and calendar year periods reduced Aristotle's current Federal income tax liability and allowed Aristotle to retain for other business purposes the cash that would have been used for tax payments. The effective tax rate for 2007 was 32.9% versus 22.8% for 2006.

Steven B. Lapin, Aristotle's President and Chief Operating Officer, stated, "I am pleased to report earnings per share of $.17 and $.84, for the quarter and year ended December 31, 2007, respectively. Given the positive impact in 2006 resulting from the Company's NOLs, Aristotle's earnings performance significantly improved in 2007. Additionally, Aristotle's gross margins improved by 70 basis points from 2006 to 2007, an important achievement driven by strategic purchasing plans and revenue growth of the Company's higher-margin proprietary product lines. At the same time, management limited increases in selling and administrative expenses to 2.7% and 3.4% for the 2007 fourth quarter and calendar year, respectively, before the additional $1.0 million pension expense recognized in 2006. The Company does not anticipate the need for significant capital expenditures going forward and has sufficient capacity to maintain current operations and support a sustained level of future growth."

Mr. Lapin added, "Revenues for recent quarters in 2007 reflect moderate growth despite the heavy challenges faced by state budgetary constraints. The Company remains optimistic for 2008 but will, of course, continue to monitor the impact of U.S. economic conditions on its business to ensure that Aristotle maintains appropriate levels of expenditures and maximizes value for all shareholders."

Dean Johnson, Aristotle's Chief Financial Officer, stated, "Portions of the Company's 2007 cash flow from operations have been used to reduce the outstanding balance on the $45.0 million credit facility to $3.0 million at December 31, 2007. Additional cash flows have permitted the Company to make investments in marketable securities and other investments; at December 31, 2007, Aristotle had cash, marketable securities and liquid and other investments of $31.4 million. The Company's available credit facility allows management to explore potential acquisitions and strategic investments to advance the Company's long term profitability."

Mr. Lapin further reported, "I am delighted to note that important promotions were recently made at the senior management level. W. Phil Niemeyer, who has been with the Nasco group for more than the past 35 years, has been designated an Executive Vice President of Aristotle and appointed as a new member of the Company's Board of Directors; Phil will also remain as President of the Nasco division. And, Dean T. Johnson, who has been a Nasco employee for the past 14 years, has been named a Senior Vice President of Aristotle, while retaining his positions of Chief Financial Officer of the Company and the Nasco division."

Long- Term Credit Facility

Aristotle has entered into an amendment to its existing long-term credit agreement with the Company's primary lender, JP Morgan Chase Bank. The amendment principally provides for an extension of the agreement (due to expire on October 15, 2008) to January 31, 2013, with favorable pricing, reporting and covenant terms. .

Semi-Annual Preferred Dividends

Aristotle has declared semi-annual cash dividends of $.33 and $.36 per share, respectively, on its outstanding shares of Series I Preferred Stock and Series J Preferred Stock. The dividends are payable on March 31, 2008 to holders of record on March 20, 2008. Dividends are payable on Aristotle's Preferred Stock on March 31 and September 30, if and when declared by Aristotle's Board of Directors.

About Aristotle

The Aristotle Corporation, founded in 1986, and headquartered in Stamford, CT, is a leading manufacturer and global distributor of educational, health, medical technology and agricultural products. A selection of over 80,000 items is offered, primarily through more than 45 separate catalogs carrying the brand of Nasco (founded in 1941), as well as those bearing the brands of Life/Form®, Whirl-Pak®, Simulaids, Triarco, Spectrum Educational Supplies, Hubbard Scientific, Scott Resources, Haan Crafts, To-Sew, CPR Prompt®, Ginsberg Scientific and Summit Learning. Products include educational materials and supplies for substantially all K-12 curricula, molded plastics, biological materials, medical simulators, health care products and items for the agricultural, senior care and food industries. Aristotle has approximately 900 full-time employees at its operations in Fort Atkinson, WI, Modesto, CA, Fort Collins, CO, Plymouth, MN, Saugerties, NY, Chippewa Falls, WI, Otterbein, IN and Newmarket, Ontario, Canada.

There are approximately 17.9 million shares outstanding of Aristotle common stock (NASDAQ: ARTL) and approximately 1.1 million shares outstanding of Series I preferred stock (NASDAQ: ARTLP); there are also approximately 11.0 million privately-held shares outstanding of Series J preferred stock. Aristotle has about 4,000 stockholders of record.

Further information about Aristotle can be obtained on its website, at **www.aristotlecorp.net.**

Safe Harbor under the Private Securities Litigation Reform Act of 1995

To the extent that any of the statements contained in this release are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks that could cause actual results to differ materially from those projected or suggested in such forward-looking statements. Aristotle cautions investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: (i) the ability of Aristotle to obtain financing and additional capital to fund its business strategy on acceptable terms, if at all; (ii) the ability of Aristotle on a timely basis to find, prudently negotiate and consummate additional acquisitions; (iii) the ability of Aristotle to manage any to-be acquired businesses; (iv) there is not an active trading market for the Company's securities and the stock prices thereof are highly volatile, due in part to the relatively small percentage of the Company's securities which is not held by the Company's majority stockholder and members of the Company's Board of Directors and management; (v) the ability of Aristotle to retain and utilize its Federal net operating tax loss carryforward position and other deferred tax positions; and (vi) other factors identified in Item 1A, Risk Factors, contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2006. As a result, Aristotle's future development efforts involve a high degree of risk. For further information, please see Aristotle's filings with the Securities and Exchange Commission, including its Forms 10-K 10-K/A, 10-Q and 8-K.

THE ARISTOTLE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)
(Unaudited)

		Three Months Ended December 31,		Year Ended December 31,	
		2007	**2006**	**2007**	**2006**
Net sales	$	43,600	41,490	211,550	202,978
Cost of sales		26,681	25,739	129,590	125,906
Gross profit		16,919	15,751	81,960	77,072
Selling and administrative expense		11,252	11,951	46,929	46,392
Earnings from operations		5,667	3,800	35,031	30,680
Other (expense) income:					
Interest expense		(321)	(287)	(1,403)	(1,648)
Other, net		287	426	1,503	1,781
		(34)	139	100	133
Earnings before income taxes		5,633	3,939	35,131	30,813
Income tax expense (benefit):					
Current		(1,155)	1,450	7,441	4,420
Deferred		1,534	(4,158)	4,157	2,592
		379	(2,708)	11,598	7,012
Net earnings		5,254	6,647	23,533	23,801
Preferred dividends		2,156	2,159	8,626	8,635
Net earnings applicable to common stockholders	$	3,098	4,488	14,907	15,166
Earnings per common share:					
Basic	$	.17	.26	.84	.88
Diluted	$	.17	.26	.84	.87
Weighted average common shares outstanding:					
Basic		17,945,991	17,268,758	17,651,361	17,263,675
Diluted		17,966,233	17,518,302	17,669,161	17,508,631

THE ARISTOTLE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)
(unaudited)

Assets		December 31, 2007	December 31, 2006
Current assets:			
Cash and cash equivalents	$	5,604	5,814
Marketable securities		3,335	-
Investments		18,150	14,586
Accounts receivable, net		15,631	15,458
Inventories, net		42,297	37,487
Prepaid expenses and other		9,071	8,123
Income taxes receivable		540	-
Deferred income taxes		2,484	4,051
Total current assets		97,112	85,519
Property, plant and equipment, net		27,476	25,426
Goodwill		14,476	13,860
Deferred income taxes		5,646	8,188
Investments		4,279	-
Other assets		446	328
Total assets	$	149,435	133,321

Liabilities and Stockholders' Equity

Current liabilities:			
Current installments of long-term debt	$	305	287
Trade accounts payable		10,500	9,440
Accrued expenses		6,765	6,729
Income taxes payable		-	1,478
Accrued dividends payable		2,156	2,159
Total current liabilities		19,726	20,093
Long-term debt, less current installments		8,655	11,985
Long-term pension obligations		2,944	4,469
Other long-term accruals		2,429	2,383
Total liabilities		33,754	38,930
Stockholders' equity:			
Preferred stock, Series I		6,489	6,601
Preferred stock, Series J		65,760	65,760
Common stock		179	172
Additional paid-in capital		7,580	3,106
Retained earnings		34,964	20,057
Accumulated other comprehensive income (loss)		709	(1,305)
Total stockholders' equity		115,681	94,391
Total liabilities and stockholders' equity	$	149,435	133,321